Exhibit (d)(3)

EXECUTION VERSION

Confidentiality Agreement

dated 30 November 2015

Between

ACORDA THERAPEUTICS INC.

And

BIOTIE THERAPIES CORP.

This confidentiality agreement (the “Agreement”) is entered into on 30 November 2015 by and between:

(1)	Acorda Therapeutics Inc., with its registered address at 420 Saw Mill River Road, Ardsley, New York 10502, United States (the “Offeror”); and

(2)	Biotie Therapies Corp., with its registered address at Joukahaisenkatu 6, 20520 Turku, Finland (the “Company”); the Company and the Offeror also referred to individually as a Party and jointly as the Parties.

BACKGROUND

(A)	The Offeror has expressed an interest in exploring the possibility of acquiring 100% of the equity securities in the Company pursuant to a negotiated transaction (the “Offer”).

(B)	In connection with potential discussions relating to the Offer, the Offeror may have received and may receive certain Confidential Information (as defined below).

(C)	This Agreement sets out the terms and conditions on which the Company will provide any Confidential Information and on which the Offeror, in consideration of the Company agreeing to disclose any Confidential Information, may use such Confidential Information, and similarly, the terms and conditions on which the Parties may disclose any Transaction Information.

(D)	Both Parties are companies with their shares listed on a regulated market and acknowledge that the fact that discussions between the Offeror and the Company may take place, are taking place and/or have taken place may qualify as insider information/material non-public information pursuant to applicable securities laws.

NOW, THEREFORE, the Parties agree as follows:

1	CONFIDENTIAL INFORMATION; REPRESENTATIVES

1.1	For the purposes of this Agreement, “Confidential Information” shall mean any and all market, financial, commercial, technical and other information, whether written or oral and regardless of the manner of disclosure and format:

(a)	which is confidential and furnished or to be furnished by the Company or its Representatives (as defined below) to the Offeror or its Representatives (as defined below) before or after the date hereof, relating to the Company, any of its affiliates or any of the businesses, properties, assets, operations, products, product candidates, services, liabilities, financial or other condition, employees, prospects and/or the results of operations of the Company or its affiliates, and including, but not limited to, data, formulas, know-how, calculations, compilations, programs, drawings, products, devices, proven technology, equipment configurations, technical studies, research and development efforts, trial results, and knowledge relating thereto, any information on costs or expenses, price lists and price breakdowns as well as client lists; and

(b)	including all analyses, studies, presentations, information and other documents or media to the extent that they contain or otherwise reflect any information referred to in item (a) above.

Information about the fact that discussions between the Offeror and the Company may take place, are taking place and/or have taken place and about the contents and existence of this Agreement shall constitute “Transaction Information”.

1.2	For the purposes of this Agreement, “Representative” shall mean a Party’s directors, officers, employees, professional advisors and providers of financing relating to the Offer (which in the case of the Offeror, shall mean any financing provider listed in Annex A and any future additions to that Annex with the consent of the Company (not to be unreasonably withheld or delayed)), as well as a Party’s subsidiaries and affiliated companies and their respective directors, officers and employees.

2	NON-DISCLOSURE AND USE OF CONFIDENTIAL INFORMATION

2.1	The Offeror shall:

(a)	treat, and cause and ensure that all of its Representatives to whom Confidential Information and Transaction Information is disclosed treat, any and all Confidential Information and Transaction Information as secret and strictly confidential and otherwise in accordance with the provisions of this Agreement, and consequently not disclose any Confidential Information or Transaction Information to any third party, provided, however, that the Offeror may disclose Confidential Information and Transaction Information to its Representatives to the extent such disclosure is necessary for the Offeror to be able to evaluate and negotiate the contemplated Offer (it being understood that the number of persons receiving Confidential Information and Transaction Information shall be kept to a minimum);

(b)	not make use of, and cause and ensure that any of its Representatives to whom Confidential Information is disclosed will not make use of, any part of the Confidential Information for any other purpose than the contemplated Offer;

(c)	instruct each of its Representatives to whom Confidential Information and Transaction Information is disclosed in accordance with Section 2.1(a) of the confidential nature of the Confidential Information and Transaction Information and the restrictions set forth in this Agreement prior to any such disclosure; and

(d)	be responsible for any disclosure or use of the Confidential Information or Transaction Information by the Offeror or its Representatives that does not comply with the terms of this Agreement.

2.2	The obligations of the Offeror and its Representatives under Section 2.1 will not restrict the use or disclosure of Confidential Information by the Offeror or its Representatives to the extent that the Offeror demonstrates that:

(a)	such Confidential Information was already lawfully and other than by reason of any breach of this Agreement in the possession of the Offeror (as evidenced by written or electronic records of the Offeror) at the time of its disclosure to the Offeror or any of its Representatives by the Company or any of its Representatives and was not, to the knowledge of the Offeror or its Representatives, obtained through a source subject to any other confidentiality undertaking to the Company;

(b)	such Confidential Information is or becomes generally publicly available other than as a result of its unauthorised disclosure by the Offeror or its Representatives;

(c)	such Confidential Information becomes available to it or its Representatives lawfully and independently from a source that was not, to the knowledge of the Offeror or its Representatives, subject to any other confidentiality undertaking to the Company; or

(d)	such information is independently developed by employees of the Offeror.

It is expressly acknowledged and agreed to by the Offeror that the fact that discussions between the Offeror and the Company may take place, are taking place and/or have taken place is not information that falls within this Section 2.2.

2.3	The Company shall:

(a)	treat, and cause and ensure that all of its Representatives to whom such information is disclosed treat, the Transaction Information as secret and strictly confidential and otherwise in accordance with the provisions of this Agreement, and consequently not disclose any Transaction Information to any third party, provided, however, that the Company may disclose such information to its Representatives to the extent such disclosure is necessary for the Company to be able to evaluate and negotiate the contemplated Offer (it being understood that the number of persons receiving such information shall be kept to a minimum);

(b)	instruct each of its Representatives to whom Transaction Information is disclosed in accordance with Section 2.3(a) of the confidential nature of the Transaction Information, and the restrictions set forth in this Agreement prior to any such disclosure;

(c)	be responsible for any disclosure of the Transaction Information by the Company or its Representatives that does not comply with the terms of this Agreement; and

(d)	comply, with respect to such Transaction Information, with the same confidentiality measures as set out for the Offeror in Sections 3 and 12 hereof.

2.4	This Agreement shall not prohibit the Offeror from disclosing Confidential Information or either Party from disclosing the Transaction Information that is required to be disclosed by mandatory provisions of law or rules, by the order of any court or other competent tribunal or regulatory authority of competent jurisdiction or by the rules and regulations of any stock exchange on which its shares or other securities are listed, provided that the disclosing Party shall to the extent legally permissible provide the other Party with prompt written notification prior to any disclosure of the circumstances of the required disclosure and of the information that the other Party (or its Representative, as applicable) proposes to be disclosed, in order to enable the other Party to evaluate and contest such disclosure or seek a protective order or other appropriate remedy in that connection, and if so requested, assist the other Party in seeking such order or remedy, and to the extent that no such protective order or remedy is obtained, disclose only that portion of Confidential Information or Transaction Information and only to the authority and in the manner that is required under law or the relevant order of the court or other competent tribunal as set out above, and use its reasonable best efforts to ensure continued confidential treatment for the Confidential Information or Transaction Information so disclosed. Notwithstanding any disclosure pursuant to this Section 2.4, the disclosing Party and its Representatives will continue to be bound by this Agreement with respect to the information disclosed pursuant to this Section 2.4 For the avoidance of doubt, the costs and expenses associated with requesting a protective order or other appropriate remedy in accordance with this Section 2.4 shall be borne by the Party requesting such protective order or remedy.

3	JOINT ANNOUNCEMENTS

Before making any public announcement, press release or other public disclosure relating to the Offer, this Agreement or the fact that discussions between the Offeror and the Company may take place, are taking place and/or have taken place, the Party making such public disclosure, in the case of both (i) and (ii) to the extent legally permissible and practically possible shall: (i) consult with the other Party on the content and timing of any such public disclosure, and (ii) no such public disclosure shall be made without the prior written consent of the other Party. Without consulting and obtaining the prior written consent the other Party, a Party may only make a public announcement, press release or other public disclosure that is required by the mandatory laws or regulations or the rules and regulations of a stock exchange on which its shares or other securities are listed, and only provided that it is not practically possible to consult and obtain the consent of the other Party prior to such public disclosure, and that in such disclosure, the identity of the other Party shall not be disclosed unless required by mandatory law or regulation or the rules and regulations of a stock exchange on which the shares or other securities of the disclosing Party are listed. The circumstances, timing, content and manner of any such public announcement, press release or other public disclosure made by a Party without consulting or obtaining the prior written consent of the other Party, shall be disclosed to the other Party immediately following such public announcement, press release or other public disclosure, to the extent legally permissible and practically possible. Specifically and notwithstanding anything else in this Agreement, the Offeror shall not take a decision to make the Offer which would require that an announcement of the launch of an Offer is made without the prior written consent of the Company, except that, for the avoidance of doubt, the aforementioned and this Section shall not apply to potential announcements by the Offeror should the standstill obligations set forth in Section 11 of this Agreement be terminated pursuant to Section 11.3 below.

4	CONFIDENTIALITY MEASURES

To secure the confidentiality of the Confidential Information and Transaction Information, the Offeror shall, and shall use commercially reasonable efforts to ensure that its Representatives shall, without limitation, (i) store all documents or materials containing Confidential Information or Transaction Information safely and to protect them against theft and any unauthorised access; (ii) only make copies of the Confidential Information or Transaction Information to the extent required for allowing the Offeror and its Representatives to evaluate the Offer; (iii) not use, reproduce, transform or store any of the Confidential Information or Transaction Information in a computer or electronic information retrieval system that is known to be accessible by third parties; (iv) inform the Company immediately upon becoming aware of any actual or imminent unauthorised use or disclosure of Confidential Information or Transaction Information, and take all reasonable steps to assist the Company in preventing or stopping such unauthorised use or disclosure; and (v) respond forthwith to any reasonable query by the Company regarding the use, storage or alleged disclosure of the Confidential Information or Transaction Information received by it or any of its Representatives.

5	CONTACTS WITH THE COMPANY

The Offeror shall ensure that any contacts by the Offeror and its Representatives with the Company relating or referring to the Offer, this Agreement or the actions referred to herein shall be directed only to the Company’s President and CEO, Timo Veromaa, the Chairman of the Board of Directors of the Company, William M. Burns and the Chief Financial Officer of the Company, David Cook as well as the Company’s advisors Davis Polk & Wardwell LLP, Guggenheim Securities, LLC and Hannes Snellman Attorneys, Ltd. For the avoidance of doubt, no contact shall be made with any other Representatives or shareholders of the Company without the prior written consent of the Company. For the sake of clarity, the above provisions of this Section 5 do not apply to the extent that a contact is made in the ordinary course of business and not in any way relating or referring to the Offer, this Agreement or the actions referred to herein.

6	NON-SOLICITATION OF EMPLOYEES

The Offeror agrees that for a period of twelve (12) months after the date hereof, it shall not, and shall use its reasonable best efforts to ensure that its Representatives shall not, without the prior written consent of the Company, directly or indirectly employ, engage or seek to employ or engage, through solicitation, recruitment or otherwise, any director, officer or employee of the Company or its controlled affiliates, with the exception of (and only to the extent) hiring (i) a person who is responding to a general advertisement, provided that the advertising is not specifically directed to persons referred to herein, (ii) a person who contacts the Offeror on her or his own initiative without any direct or indirect solicitation and (iii) a person has not been employed by the Company or its controlled affiliates during the six (6) months prior to such employment, engagement or seeking to employ or engage. For the purposes of this Section 6, the term Representatives shall not include the Offeror’s professional advisors and providers of financing.

7	NO GRANT OF RIGHTS

All Confidential Information shall remain the sole property of the Company, and nothing in this Agreement shall be considered, by implication or otherwise, as a grant of any right or licence by the Company to the Offeror or any of its Representatives to any of the Confidential Information or to any intellectual property embodied in such Confidential Information.

8	NO WARRANTY

The Offeror acknowledges and agrees that (i) no express or implied representation or warranty is being made hereunder by the Company or any other party as to the correctness, completeness or accuracy of the Confidential Information or other information provided; and (ii) the Company and its Representatives are under no obligation to update the Confidential Information provided to the Offeror or its Representatives or to notify the Offeror or its Representative of or to correct any inaccuracies in the Confidential Information (even if such inaccuracies are discovered subsequent to the provision of the Confidential Information). The Company or its Representatives shall have no liability to the Offeror or any other person resulting from the use of such Confidential Information or other information by the Offeror, its Representatives or any other parties, whether permitted under this Agreement or not, or with respect to their reliance upon the completeness and accuracy of any such information.

9	NO RELIANCE

The Offeror agrees that it will not place any reliance on any statement, representation, warranty or undertaking (written or oral or in any other form) made by the Company or its Representatives in connection with the Confidential Information or the Offer, and will be responsible for making its own decisions in relation to the Confidential Information and the Offer.

10	INSIDE INFORMATION

10.1	The Company is a company listed on the Nasdaq OMX Helsinki Oy stock exchange and the NASDAQ Global Select Market and, as such, any and all inside information concerning the Company is subject to the provisions and restrictions of the Finnish Securities Markets Act and the U.S. securities laws. The Offeror acknowledges the possibility of having become or becoming an insider under the Finnish Securities Markets Act or other applicable laws and regulations and undertakes to:

(a)	advise itself and, before any disclosure of Confidential Information to such persons, its Representatives of the applicable securities laws and regulations and the disclosure and trading restrictions imposed thereunder;

(b)	refrain from, and to use commercially reasonable efforts to ensure that its Representatives to whom Confidential Information is disclosed shall refrain from, acting in any manner that could breach such laws or regulations;

(c)	limit access to Confidential Information in accordance with this Agreement;

(d)	keep a list identifying all persons, and procure that each of its professional advisers shall keep a list identifying all persons at their respective organisations, to whom Confidential Information is disclosed or who are aware of the preparations relating to the Offer (such lists also to include information on when each of the relevant persons has obtained information for the first time); and

(e)	disclose the lists referred to above in sub-section (d) to the Company or the Finnish Financial Supervisory Authority or other competent authorities when and if so requested by the Company due to applicable regulatory requirements or such authority (with the understanding that the Company may be obliged to further disclose the list to the relevant authorities).

10.2	The Offeror acknowledges and agrees that it and any of its Representatives is or may be entered as an insider in the relevant insider register(s) of the Company, as applicable, and will comply with the statutory requirements relating to such entry.

10.3	The Company acknowledges the possibility of having become or becoming an insider under applicable laws and regulations and undertakes to refrain from, and to use commercially reasonable efforts to ensure that its Representatives shall refrain from, acting in any manner that could breach such laws or regulations.

10.4

For the avoidance of doubt and unless otherwise agreed between the Parties, the Company will use its reasonable efforts to ensure that Confidential Information (other than information relating to the contemplated Offer) to be provided by the Company or its Representatives to the Offeror or its Representatives in connection with the discussions relating to the Offer will not include inside information as defined in the Finnish Securities Markets Act and in the U.S. securities laws. Before disclosing any inside information (or information that may, in the Company’s reasonable opinion, constitute inside information) to the Offeror or its Representatives, the Company shall ask whether or not the Offeror wishes to receive such information. Should the Offeror agree to receive such information and such information is disclosed to the Offeror or its Representatives, the Parties shall use their reasonable efforts to negotiate in good faith measures to enable the

Offeror to announce, launch and complete the Offer without breaching any applicable insider laws or regulations.

11	STAND STILL

11.1	Until the earliest of (i) the receipt by the Offeror of the prior written consent of the Company or (ii) the expiration of a period of twelve (12) months from the date of this Agreement, the Offeror shall not (whether alone or in concert with others, or in one or a series of transactions), and shall cause its affiliates and associates (as such terms are defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) not to:

(a)	purchase or effect any transaction in the securities or assets of the Company or any warranty, option or other right to acquire such securities or assets or entice any person to do so;

(b)	do or omit to do any act as a result of which the Offeror (whether alone or in concert with others) purchases any interests in the securities of the Company;

(c)	make, or procure or induce any other person to make, any offer for all or any of the securities of the Company or do or omit to do any act as a result of which the Offeror (whether alone or in concert with others) may become obliged to make an offer for all or any of the securities in the Company;

(d)	enter, agree to enter, propose, seek or offer to enter into or facilitate, advise or assist any person in examining or effecting, any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any subsidiary of the Company;

(e)	obtain any direct or indirect interest in such securities;

(f)	make, or in any way participate in, any solicitation of voting rights attaching to the securities of the Company, or vote, or seek to advise or to influence any person with respect to the voting of, the securities of the Company;

(g)	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company;

(h)	call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company;

(i)	otherwise act to seek control over or to influence the Board of Directors or the policies of the Company; disclose publicly any intention, plan or arrangement to undertake any of the foregoing, or

(j)	advise, assist or knowingly encourage any other person in connection with, or enter into an agreement to undertake, any of the foregoing.

For the avoidance of doubt, the Offeror may, however, always make a tender offer for all the securities of the Company if such tender offer is supported by the Board of Directors of the Company.

11.2	The Offeror shall not (and will ensure that its affiliates and associates and any person acting on behalf of or in concert with the Offeror or any of its affiliates or associates will not) directly or indirectly without the prior written consent of the Company (x) make any request, directly or indirectly, to amend or waive any provision of this Section 11 or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this Section 11 with the Offeror or any of its affiliates or associates; provided that the foregoing shall not prevent the Offeror from submitting a private, confidential proposal to the Company’s Board of Directors. To the extent that the Offeror (whether alone or in concert with others) purchases an interest in securities of the Company in breach of this Agreement, the Offeror must immediately dispose or procure the disposal of such interest (including holdings of any parties acting in concert with the Offeror to the extent within the control of the Offeror) to independent third parties. Pending such disposal, the Offeror shall not, and shall procure that any other party acting in concert with it (to the extent within the control of the Offeror) shall not, exercise any rights attached to any such interest in securities. The aforementioned shall not affect or limit any other remedies available for such breach.

11.3	Notwithstanding the above, the standstill restrictions contained in this Section 11 shall terminate immediately in the event that: (i) any third party unaffiliated with the Offeror announces a tender offer or exchange offer for the securities of the Company and, within the time periods required under applicable law, the Company’s Board of Directors has not publicly recommended that the shareholders of the Company reject such offer, (ii) the Company enters into and announces an agreement with respect to a tender offer or exchange offer for the securities of the Company with a third party offeror; or (iii) the Company enters into and announces an agreement to combine or merge with, or sell or dispose of 50% or more of its assets or equity securities (however structured), to any party not affiliated with the Offeror or any of its affiliates.

11.4	For the sake of clarity, the expiry of the obligations of the Offeror or any of its Representatives under this Section 11 shall in no manner affect the obligations of the Offeror or any of its Representatives set out in Section 10 above or any other obligation or requirement following from laws or regulations relating to the possession of inside information or otherwise.

12	DESTRUCTION OF CONFIDENTIAL INFORMATION

12.1	Offeror agrees to inform the Company promptly of any determination by it not to proceed with its consideration of the Offer. Following a request by the Company, the Offeror shall promptly, and in any case within ten (10) days, destroy or return to the Company (as instructed by the Company) all written Confidential Information and any other media or written material containing or reflecting any of the Confidential Information in the possession of the Offeror or its Representatives, together with any reproductions and copies, and to confirm any such destruction or return to the Company in writing.

12.2

As the only exception to Section 12.1, (i) the Offeror and its Representatives shall not be required to expunge Confidential Information from automatic computer back-up archive systems maintained as part of established written or electronic record retention policies (provided that the foregoing shall not be deemed to permit the accessing, retrieval or use thereof) and (ii) the Offeror and its Representatives shall be entitled to retain such part of the Confidential Information which is required to be retained by them in order to comply with applicable mandatory laws, regulations and professional standards imposed by relevant governmental, supervisory or regulatory bodies or with internal procedures for legal, compliance and regulatory purposes, provided in each case that the obligations of the Offeror and its Representatives regarding confidentiality and use of such Confidential Information shall remain in force under the terms of this Agreement until such Confidential Information has been destroyed.

13	REMEDIES

The Parties recognise and acknowledge the confidential nature of the Confidential Information and the Transaction Information, and that strict compliance with this Agreement is of utmost importance for the Parties, and that any unauthorised disclosure of Confidential Information or Transaction Information may cause considerable and irreparable damage to the Company or the Offeror, as the case may be. If a Party or any of its Representatives breaches this Agreement, such Party shall be liable for any loss incurred by, or damage caused to the other Party or to its directors, officers or employees due to such breach. Each Party furthermore acknowledges that monetary damages may not be a sufficient remedy for a breach of this Agreement and that the Parties shall be entitled, without prejudice to any other rights or remedies available to it under applicable law or otherwise, to injunctive (in Finnish: turvaamistoimenpide) or equitable relief for any threatened or actual breach of this Agreement as may be deemed appropriate by a court of competent jurisdiction.

14	MISCELLANEOUS

14.1	All notices and other communication arising out of or relating to this Agreement shall be in writing in the English language and shall be sent by courier, first class mail, fax or e-mail to the relevant Party at the following address or fax number or at such other address or fax number which has been provided in accordance with this Section 14.1:

If to the Company:
Biotie Therapies Corp. address:	Joukahaisenkatu 6, 20520 Turku, Finland
fax:	+358 2 274 8910
e-mail:	timo.veromaa@biotie.com
attention:	Timo Veromaa

If to the Offeror:
Acorda Therapeutics Inc. address:	420 Saw Mill River Road, Ardsley, New York 10502, United States
fax:	914-606-9737 (U.S.)
e-mail:	jwasman@acorda.com
attention:	Jane Wasman, President, International and General Counsel

14.2	The obligations under this Agreement, except as provided in Section 5 (Non-Solicitation of Employees), Section 11 (Standstill), Section 13 (Remedies), and Section 15 (Governing Law and Arbitration), shall terminate upon the date occurring three (3) years from the date hereof regardless of any termination of this Agreement.

14.3

Nothing herein shall be deemed to (i) prevent the Company or the Offeror from discontinuing or terminating any discussions relating to the Offer at any time; (ii) prevent the Company from withholding any Confidential Information for whatever reason at whatever time; (iii) create any obligation upon the Offeror to make any Offer; or (iv) create any right of exclusivity for the Offeror for conducting negotiations with the Company in relation to the possible acquisition of the Company. Each Party further agrees that notwithstanding anything in this Agreement to the contrary, neither Party nor its Representatives will be under any legal obligation of any kind with respect to the Offer by virtue of this Agreement except for the matters specifically agreed to herein nor shall the Company have any obligation to provide any Confidential Information to the Offeror, and the Company may terminate the Offeror’s and its Representatives’ access to Confidential Information at any time.

14.4	Each Party shall bear all its own costs and expenses, including but not limited to the costs of its advisors, in connection with any access to information and the negotiations for and the preparation of possible agreements relating to the Offer.

14.5	This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and may not be amended except in writing and duly executed by both Parties.

14.6	If any provision of this Agreement is declared to be invalid or unenforceable, the remaining provisions of this Agreement shall not be affected thereby but shall remain in full force and effect and be binding upon the Parties. Without prejudice to the aforesaid, the Parties shall attempt through negotiations in good faith to replace the invalid or unenforceable provision with a provision closest to the mutually intended meaning of such provision and the spirit of this Agreement.

15	GOVERNING LAW AND ARBITRATION

15.1	This Agreement shall be governed by and construed in accordance with the laws of Finland, without giving effect to its conflict of laws principles.

15.2	Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finland Chamber of Commerce (it being understood and agreed that any injunctive or equitable relief may also be sought in the relevant district court with appropriate jurisdiction). The seat of arbitration shall be Helsinki, Finland, and the language of the arbitration shall be English.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement in two (2) identical counterparts on the day and year first above written.

ACORDA THERAPEUTICS INC.

/s/ Andrew Hindman
By:	Andrew Hindman
Title:	Chief Business Development Officer

BIOTIE THERAPIES CORP.

/s/ Timo Veromaa
By:	Timo Veromaa
Title:	Chief Executive Officer